
October 7, 2024

Dr. Neil Maresky
Chief Executive Officer
Psyence Biomedical Ltd.
121 Richmond Street West
Penthouse Suite 1300
Toronto, ON MK5 2K1

> **Re: Psyence Biomedical Ltd.**
> **Registration Statement on Form F-1**
> **Filed October 2, 2024**
> **File No. 333-282468**

Dear Dr. Neil Maresky:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Daniel Crawford at 202-551-7767 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Ari Edelman, Esq.